FOR IMMEDIATE RELEASE   Contact: Guy T. Marcus          George H. Juetten
May 8, 1998                      Halliburton Company    Dresser Industries
                                 (214) 978-2691         (214) 740-6757

                HALLIBURTON AND DRESSER ANNOUNCE SPECIAL MEETINGS

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) and Dresser Industries, Inc. (NYSE:DI) jointly announce that both companies' board of directors have set May 15, 1998 at the close of business as the record date for the determination of shareholders entitled to notice of and to vote at their respective special meetings of shareholders which will be held on June 25, 1998. The meetings will be held to consider and vote on issues relating to the proposed merger of Halliburton and Dresser.
         Both companies will hold their special meetings of shareholders on June 25, 1998 in Dallas, Texas. Halliburton Company's shareholders will consider and vote on proposals to increase the company's authorized shares of common stock from 400 million to 600 million shares and approve issuance of approximately 175 million shares of Halliburton common stock pursuant to the previously announced merger agreement with Dresser. Halliburton's shareholders will also consider and vote upon items normally addressed at the company's annual meeting of shareholders, which was postponed from its originally scheduled May 19, 1998 date so that such items could be combined with items associated with the merger at a single meeting of shareholders. Dresser Industries, Inc.'s shareholders will consider and vote on the proposed merger with Halliburton at their special meeting of shareholders.

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         Halliburton  Company is one of the world's largest  diversified  energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.
         Dresser is a leading global supplier to the total hydrocarbon energy stream. Dresser's product and service offerings encompass sophisticated drilling and well construction systems as well as technologies, engineering equipment and project management for the transportation and conversion of oil and natural gas.

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                       The Exhibit Index Appears on Page 4